Exhibit 99.5

Sinovac Reports Unaudited Third Quarter Financial Results

- Conference call scheduled for Monday, November 17, 2014 at 8:00 a.m. ET -

BEIJING, Nov. 14, 2014 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2014.

Third Quarter 2014 Financial Highlights

(compared to the third quarter 2013)

•	Quarterly sales were $17.1 million, a decrease of 22.3% from $22.1 million in the prior year period, which includes recognition of a special order of pandemic influenza vaccine (H5N1) revenue of $3.6 million. Excluding the impact from this special order, third quarter sales of regular vaccine products decreased 7.4% from the prior year period.
•	Gross profit was $12.2 million, a decrease of 16.7% from $14.6 million in the prior year period. Excluding the special order of pandemic influenza vaccine (H5N1) sales impact from 3Q13, gross profit decreased 2.8% from $12.5 million in the same period of last year. Gross margin was 70.9%, compared to 66.1% in the prior year period. Excluding the impact from the special order of pandemic influenza vaccine (H5N1) in 3Q13, gross margin was 70.9%, compared to 67.6% in the same period of last year.
•	Net income attributable to common stockholders was $0.1 million, or $0.00 per basic and diluted share, compared to $2.3 million, or $0.04 per basic and diluted share, in the third quarter of 2013.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "In the third quarter, the vaccine market in China began to show signs of recovery after the lower demand in the first half of the year. Although our regular sales were still down from the third quarter last year, we are encouraged by the uptick in demand for our seasonal flu vaccine from the private-pay market as well as consistent hepatitis A vaccine tenders in the public market.

"We continue to expand our presence in international markets with high sales potential for our vaccines. The Mexican Ministry of Health recently renewed our GMP certificate for the seasonal influenza and hepatitis A vaccines. Also during the third quarter, we received our registration license for our seasonal influenza vaccine in Chile.

"We are continuing to make progress on our pipeline vaccines. The expert panel review for our EV71 vaccine is scheduled in November 2014, which is one step forward in the process of new drug appication of our EV71 vaccine. We have also finalized the clinical trial protocol for our pneumococcal polysaccharide vaccine (PPV) and expect to begin clinical trials by the end of 2014," Mr. Yin concluded.

Third Quarter 2014 Business Highlights

Sales Update

Public Tenders Sinovac received notification that it has been selected by the Jiangsu Centers for Disease Control and Prevention to supply the Company's inactivated hepatitis A vaccine, Healive, to the Expanded Program of Immunization (EPI) in 2015. As one of two selected suppliers for the tender, Sinovac has committed to supplying 55% of the total tender of Jiangsu Province, which represents growth over Sinovac's contribution of 50% of the total tender amount in last year. Sinovac anticipates revenue of approximately RMB 18 million (or approximately $2.9 million) from this tender.

Additionally, Sinovac has been selected by the Tianjin Centers for Disease Control and Prevention to be the sole supplier of inactivated hepatitis A vaccines to the EPI in Tianjin for 2015 through 2017. The total value of this tender is approximately RMB 28 million (or approximately $4.6 million).

The Company expects to begin delivery of vaccines for both tenders by the end of 2014, according to demand.

GMP Certificate for Mexico On August 29, 2014, Sinovac passed on-site inspections of its Shangdi and Changping facilities and obtained a renewal of its GMP certificate from the Mexico Ministry of Health for its seasonal influenza and hepatitis A vaccines. The renewed GMP certificate is valid until February 2016.

Seasonal Influenza Vaccine Registration License in Chile Sinovac obtained a registration license for its seasonal influenza vaccine from Chile's Institute of Public Health. The license is valid until October 2019.

R&D Update

sIPV On October 29, 2014, the Beijing Drug Administration officially accepted Sinovac's clinical trial application for its Sabin inactivated polio vaccine (sIPV).

Unaudited Financial Results for Third Quarter 2014

(In USD'000 except percentage data)	2014 Q3	% of Sales	2013 Q3	% of Sales
Hepatitis A – Healive	3,967	23.1%	5,252	23.8%
Hepatitis A&B – Bilive	3,176	18.5%	5,355	24.3%
Hepatitis vaccines	7,143	41.6%	10,607	48.1%
Influenza vaccine	9,647	56.3%	8,417	38.1%
Animal vaccine	102	0.6%	54	0.2%
Mumps vaccine	254	1.5%	(571)	(2.6)%
Regular sales	17,146	100.0%	18,507	83.8%
H5N1	-	-	3,568	16.2%
Total sales	17,146	100.0%	22,075	100.0%
Cost of goods sold	4,986	29.1%	7,474	33.9%
Gross profit	12,160	70.9%	14,601	66.1%

In the third quarter 2014, total sales were $17.1 million, a decrease of 22.3% from $22.1 million during the same period in 2013. However, during the third quarter 2013, the Company recognized revenue of $3.6 million from sales of its pandemic influenza vaccine (H5N1) to the government stockpiling program. Excluding the impact of this special order, quarterly sales decreased 7.4% YoY in the third quarter. According to a joint notice on reducing and unifying the value added tax (VAT) rate published by the Ministry of Finance of China and State Administration of Taxation of China, the VAT rate applied to the sales of vaccine products was reduced to 3% from 6% effective July 1, 2014. Excluding the impact of the VAT rate reduction, quarterly sales decreased 10.1% YoY in the third quarter.

Gross profit was $12.2 million in the third quarter 2014, compared to $14.6 million in the prior year period. Gross margin increased to 70.9% from 66.1% in the prior year period. Excluding the impact from the sales of pandemic influenza vaccine (H5N1) in the third quarter of last year, gross margin was 70.9%, compared to 67.6% in the same period of last year. The increase in gross margin was primarily due to increased efficiency in the Anflu manufacturing processes.

Selling, general and administrative expenses for the third quarter 2014 were $8.5 million, compared to $9.4 million in the same period of 2013.

R&D expenses for the third quarter of 2014 were $2.5 million, a $0.5 million increase over the same period in 2013. This increase is attributable to the continued advancement of sIPV and process optimization for PPV.

Net income attributable to common stockholders for the third quarter of 2014 was $0.1 million, or $0.00 per basic and diluted share, compared to $2.3 million, or $0.04 per basic and diluted share, in the same period last year.

Unaudited Financial Results for First Nine Months of 2014

(In USD'000 except percentage data)	2014 1-9	% of Sales	2013 1-9	% of Sales
Hepatitis A – Healive	15,519	36.3%	18,451	37.2%
Hepatitis A&B – Bilive	15,613	36.5%	17,935	36.2%
Hepatitis vaccines	31,132	72.8%	36,386	73.4%
Influenza vaccine	9,708	22.7%	8,747	17.6%
Animal vaccine	147	0.3%	132	0.3%
Mumps vaccine	1,693	4.0%	746	1.5%
Regular sales	42,680	99.8%	46,011	92.8%
H5N1	102	0.2%	3,568	7.2%
Total sales	42,782	100.0%	49,579	100.0%
Cost of goods sold	11,289	26.4%	14,327	28.9%
Gross profit	31,493	73.6%	35,252	71.1%

Total sales for the first nine months of 2014 were $42.8 million, a decrease of 13.7% from $49.6 million during the prior year period. Excluding the sales revenue of the special order of pandemic influenza vaccine (H5N1) recognized in the third quarter of 2013, sales for the first nine months were $42.7 million, a decrease of 7.2% YoY from $46.0 million. Excluding the impact of the VAT rate reduction, sales for the first nine months decreased 8.3% YoY.

Gross profit for the first nine months of 2014 was $31.5 million, a decrease of 10.7% from $35.3 million in the same period of 2013. Gross margin was 73.6%, compared to 71.1% in the prior year period. Excluding the impact from the sales of pandemic influenza vaccine (H5N1) in the third quarter of 2013, gross margin was 73.6%, consistent with 73.9% in the same period of last year.

Selling, general and administrative expenses for the first nine months of 2014 were $24.9 million, compared to $25.3 million for the same period of 2013.

R&D expenses in the first nine months of 2014 were $7.5 million, compared to $5.9 million in the same period of 2013. These expenses are primarily related to the continued development and process optimization of the Company's pipeline vaccine candidates, sIPV and PPV.

Net loss attributable to stockholders in the first nine months of 2014 was $2.2 million or $(0.04) per basic and diluted share, compared to a net income of $1.6 million, or $0.03 per basic and diluted share, in the same period of 2013.

As of September 30, 2014, cash and cash equivalents totaled $94.4 million, compared to $107.2 million as of December 31, 2013. Net cash used in operating activities was $16.1 million during the first nine months of 2014. Net cash used in investing activities was $7.3 million, which was primarily used for payment of property, plant and equipment for the Company's PPV production facility and the Changping facility. Net cash provided by financing activities was $11.6 million during the first nine months of 2014, including loan proceeds of $17.8 million which were offset by loan repayment of $10.0 million. As of September 30, 2014, the Company had $44.5 million of bank loans due within one year. Sinovac's cash and cash equivalents position of $94.4 million is sufficient to meet both these loan repayment obligations and the Company's operational requirements.

Conference Call Details

Sinovac will host a conference call on Monday, November 17, 2014 at 8:00 a.m. ET (November 17, 2014 at 9:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available from 11:00 a.m. ET on November 17, 2014 through December 1, 2014. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13595202.

A live audio webcast of the call will also be available on the Investor Relations section of the Company's website at www.sinovac.com. A webcast replay will be available on the Company's website for 30 days following the call, beginning November 17, 2014.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food and Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines. Sinovac has recently been granted a license to commercialize its hepatitis A vaccine and seasonal influenza vaccine in Chile. For more information, please visit the Company's website at www.Sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang / Chris Lee
Tel: +86-10-8279-9659 / 9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of September 30, 2014 and December 31, 2013

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	September 30, 2014	December 31, 2013
	(Unaudited)
Cash and cash equivalents	94,354	107,242
Accounts receivable	40,852	31,927
Inventories	18,892	14,329
Prepaid expenses and deposits	1,411	1,150
Deferred tax assets	1,836	2,602
Total current assets	157,345	157,250

Property, plant and equipment	68,157	67,963
Prepaid land lease payments	10,588	10,948
Long-term inventories	4,061	2,781
Long-term prepaid expenses	38	154
Prepayment for acquisition of equipment	1,392	708
Deferred tax assets	298	117
Licenses	457	772
Total assets	242,336	240,693

Current liabilities
Bank loans and current portion of long-term debt	44,505	16,217
Loan from a non-controlling shareholder	2,625	3,324
Accounts payable and accrued liabilities	23,326	28,037
Income tax payable	460	246
Deferred revenue	345	875
Deferred government grants	454	458
Total current liabilities	71,715	49,157

Deferred government grants	7,782	4,746
Long-term debt	11,803	32,146
Deferred revenue	10,753	11,005
Total long term liabilities	30,338	47,897

Total liabilities	102,053	97,054

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	56	56
Additional paid-in capital	107,950	107,393
Accumulated other comprehensive income	12,875	14,141
Statutory surplus reserves	11,808	11,808
Accumulated deficit	(6,869)	(4,714)
Total stockholders' equity	125,820	128,684

Non-controlling interests	14,463	14,955
Total equity	140,283	143,639
Total liabilities and equity	242,336	240,693

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Sales	17,146	22,075	42,782	49,579
Cost of sales	4,986	7,474	11,289	14,327
Gross profit	12,160	14,601	31,493	35,252

Selling, general and administrative expenses	8,515	9,392	24,896	25,335
Provision for doubtful accounts	205	171	499	1,057
Research and development expenses	2,545	2,034	7,512	5,923
Loss (gain) on disposal and Impairment of property, plant and equipment	1	-	30	(2)
Total operating expenses	11,266	11,597	32,937	32,313
Operating income (loss)	894	3,004	(1,444)	2,939

Interest and financing expenses	(905)	(735)	(2,487)	(2,168)
Interest income	575	544	2,120	1,568
Other income (expenses) - net	(38)	134	179	141
Income (loss) before income taxes and non-controlling interests	526	2,947	(1,632)	2,480
Income tax expense	(419)	(76)	(842)	(62)

Net Income (loss)	107	2,871	(2,474)	2,418
Less: (Income) loss attributable to the non-controlling interests	(18)	(561)	319	(798)
Net Income (loss) attributable to stockholders of Sinovac	89	2,310	(2,155)	1,620

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	964	249	(1,439)	1,602
Total comprehensive income (loss)	1,071	3,120	(3,913)	4,020
Less: comprehensive (income) loss attributable to non-controlling interests	(146)	(588)	492	(966)
Comprehensive income (loss) attributable to stockholders of Sinovac	925	2,532	(3,421)	3,054

Weighted average number of shares of
Basic	55,722,435	55,382,329	55,658,173	55,235,198

Diluted	56,118,063	55,882,837	55,658,173	55,684,691

Earning per share
Basic	0.00	0.04	(0.04)	0.03

Diluted	0.00	0.04	(0.04)	0.03

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Cash flows provided by (used in) operating activities
Net income (loss)	$107	$2,871	$(2,474)	$2,419
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
- deferred income taxes	122	76	545	62
- stock-based compensation	72	72	215	209
- inventory provision	42	3	584	770
- provision for doubtful accounts	205	171	499	1,057
- impairment of equipment and loss on disposal	1	-	30	(2)
- depreciation of property, plant and equipment and amortization of licenses	736	1,581	5,270	4,928
- amortization of the prepaid land lease payments	66	69	198	207
- accretion expenses	30	19	85	71
Changes in:
- accounts receivable	(5,753)	(7,165)	(9,407)	(15,453)
- inventories	976	735	(6,808)	(5,922)
- income tax payable	297	-	297	-
- prepaid expenses and deposits	(425)	(428)	(773)	(173)
- deferred revenue	69	(3,483)	(616)	(4,711)
- accounts payable and accrued liabilities	(1,334)	101	(3,793)	1,856
Net cash used in operating activities	(4,789)	(5,378)	(16,148)	(14,682)

Cash flows provided by (used in) financing activities
- Loan proceeds	8,920	3,074	17,837	13,858
- Loan repayments	(1,463)	-	(10,005)	(162)
- Proceeds from issuance of common stock, net of share issuance costs	84	138	336	555
- Proceeds from shares subscribed	(74)	31	6	203
- Government grants received	3,244	71	3,429	595

Net cash provided by financing activities	10,711	3,314	11,603	15,049
Cash flows used in investing activities

- Acquisition of property, plant and equipment	(1,624)	(768)	(7,307)	(3,437)

Net cash used in investing activities	(1,624)	(768)	(7,307)	(3,437)

Exchange gain (loss) on cash and cash equivalents	422	(188)	(1,036)	855
Increase (decrease) in cash and cash equivalents	4,720	(3,020)	(12,888)	(2,215)
Cash and cash equivalents, beginning of year	89,634	92,046	107,242	91,241
Cash and cash equivalents, end of year	$94,354	$89,026	$94,354	$89,026